On April 24, 2009, Fidelity Advisor Tax Managed Stock Fund, a series of Fidelity Beacon Street Trust, transferred all of its shares to Fidelity Tax Managed Stock Fund, a series of Fidelity Beacon Street Trust, solely in exchange for shares of Fidelity Tax Managed Stock Fund and the assumption by Fidelity Tax Managed Stock Fund of Fidelity Advisor Tax Managed Stock Fund's liabilities, and such shares of Fidelity Tax Managed Stock Fund were distributed constructively to shareholders of Fidelity Advisor Tax Managed Stock Fund in complete liquidation and termination of Fidelity Advisor Tax Managed Stock Fund. The transaction was approved by the Board on January 14, 2009.